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                                                              Exhibit 7A
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                      [LETTERHEAD OF HOWARD & HOWARD]



                                May 4, 1998



VIA FACSIMILE 314/241-6056
VIA FEDERAL EXPRESS


THOMAS C. ERB
LEWIS, RICE & FINGERSH, L.C.
500 North Broadway, Suite 2000
St. Louis, MO  63102-2147

      RE:   IDA NOLL INTEREST IN ILLINI CORPORATION

Dear Tom:

      The Board of Directors met on April 30, 1998 to consider the issues raised in your letter of April 28, 1998 and to determine whether or not Ida Noll's receipt of shares of Illini Corporation (the "Corporation") as a gift from Amy Rock has resulted in Ida being deemed an "Acquiring Person" under
Section 1.a of the Rights Agreement dated June 20, 1997 by and between the Corporation and Illinois Stock Transfer Company (the "Agreement").

      At the meeting, the Board of Directors pursuant to Section 1.a of the Agreement determined that the acquisition was inadvertent, and therefore, Ida is not an Acquiring Person as defined in the Agreement; provided, however, Ida must divest herself of a sufficient number of shares of the Corporation's common stock by July 6, 1998 (three months from the date of acquisition). Please note that the generous time period for divesting of the additional shares is in response to the concerns expressed in your letter regarding the illiquidity and thin trading in the stock.

      The Board of Directors has also authorized the Corporation to offer to redeem all, but not less than all of the Corporation's common stock held by Ida, in accordance with the terms of that certain letter dated March 2, 1998 from Howard & Howard to Mae Noll dated March 2, 1998, a copy of which is enclosed (the "Noll letter"); provided, however, the offer expires if not accepted by Ida by July 6, 1998 (the "Offer Termination Date").



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Thomas C. Erb
May 4, 1998

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      The Board has also authorized the Corporation to offer to redeem from
Ida less than all, but not less than a sufficient number of shares of common stock to reduce Ida's ownership to not more than 10%. This offer is at market price only and expires on July 6, 1998.

      Finally, the Board of Directors has established an expiration date for the proposal contained in the Noll letter. The proposal contained in the Noll letter shall also expire if not accepted by the Offer Termination Date. Please confirm to me that each of the shareholders mentioned in the Noll letter has received a copy of the Noll letter and that each such shareholder will be informed that the proposal contained in the Noll letter will expire if not accepted by the Offer Termination Date.

      We look forward to your prompt response to the foregoing matters.

                                          VERY TRULY YOURS,

                                          HOWARD & HOWARD

                                          /S/THEODORE L. EISSFELDT

                                          THEODORE L. EISSFELDT

cc:  Mr. Burnard K. McHone